Filed Pursuant to Rule 424(b)(5)

Registration No. 333-257731

AMENDMENT NO. 1 DATED MAY 16, 2023

to Prospectus Supplement dated May 15, 2023

(To Prospectus dated April 24, 2023)

52,124,738 Shares of Common Stock offered by the Selling Stockholders

This Amendment No. 1 to Prospectus Supplement (this “amendment’) amends our prospectus supplement dated May 15, 2023 (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the prospectus dated April 24, 2023, as the same was declared effective by the Securities and Exchange Commission on May 2, 2023, each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

On May 15, 2023, we and Clearlake Capital Partners IV (AIV-Jupiter), L.P., Clearlake Capital Partners IV (Offshore), L.P., Clearlake Capital Partners IV (AIV-Jupiter) USTE, L.P., Clearlake Capital Partners V, L.P., Clearlake Capital Partners V (Offshore), L.P. and Clearlake Capital Partners V (USTE), L.P., (each, a “Selling Stockholder,” and collectively, the “Selling Stockholders”) entered into an open market sale agreement (the “sales agreement”) with Jefferies LLC (“Jefferies” or the “sales agent”), relating to shares of our common stock, $0.0001 par value per share, or common stock, offered by this prospectus supplement, as amended by this amendment, and the accompanying prospectus pursuant to a continuous offering program. In accordance with the terms of the sales agreement, the Selling Stockholders may from time to time offer and sell up to 52,124,738 shares of common stock through the sales agent, as the Selling Stockholders’ agent.

We have been advised that the Selling Stockholders may enter into forward sale agreements in respect of the sale of up to 52,124,738 shares of our common stock with Jefferies LLC and/or one of its affiliates (which we refer to in such capacity as the forward counterparty). We have been advised that, in order to hedge its obligations under any forward sale agreement, if consummated, the forward counterparty may borrow shares of our common stock from the Selling Stockholders or from unrelated stock lenders and the forward counterparty or its affiliates may sell those shares short (i) in privately negotiated transactions, (ii) as block transactions or (iii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the New York Stock Exchange (the “NYSE”) or sales made into any other existing trading market of our common stock.

We will not be party to any forward sale agreement, and we will not receive any proceeds from the sales of shares of common stock under any forward sale agreement. We have been advised that any forward sale agreement will be physically settled by delivery of shares of our common stock to the forward counterparty or by netting the Selling Stockholders’ obligation to deliver our shares under the forward sale agreement against the forward counterparty’s obligation to return shares fungible with any shares it may have borrowed from the Selling Stockholders.

Our common stock is listed on the NYSE under the symbol “JBI.” On May 15, 2023, the last reported sale price of our common stock on the NYSE was $9.32 per share.

Sales of shares of common stock, if any, under this prospectus supplement, as amended by this amendment, and the accompanying prospectus may be made in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on the NYSE, on any other existing trading market for our common stock, or to or through a market maker. Sales of shares of our common stock may also be made by any method permitted by law, including but not limited to, in privately negotiated transactions. The sales agent will use its commercially reasonable efforts consistent with normal trading and sales practices to solicit offers to purchase shares of our common stock, on mutually agreed terms between the sales agent and the Selling Stockholders.

The sales agent will receive from the Selling Stockholders compensation of three percent (3.0%) of the gross sales price of all shares sold through it under the sales agreement, which may come in the form of a reduction to the amounts received by the Selling Stockholders in settlement of any forward sale agreement. In connection with the sale of shares of common stock on behalf of the Selling Stockholders, the sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agent may be deemed to be underwriting commissions or discounts.

Under the terms of the sales agreement, the Selling Stockholders also may sell shares of our common stock to the sales agent, as principal for its own account, at a price to be agreed upon by the sales agent and the Selling Stockholders at the time of sale. If any Selling Stockholder sells shares of common stock to the sales agent, as principal, such Selling Stockholder will enter into a separate terms agreement with the sales agent, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page S-5 of the prospectus supplement and page 8 of the accompanying prospectus, as well as those described in our most recent Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission and incorporated into the prospectus supplement and accompanying prospectus by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this amendment, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Jefferies

The date of this Amendment No. 1 to Prospectus Supplement is May 16, 2023

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

You should rely only on the information contained in, or incorporated by reference into, this amendment, the prospectus supplement and the accompanying prospectus. We have not, and the sales agent has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Selling Stockholders are not, and the sales agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this amendment, the prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this amendment, the prospectus supplement or the accompanying prospectus.

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AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

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ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT	S-i

LEGAL MATTERS	S-1

EXPERTS	S-2

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LEGAL MATTERS

Certain legal matters will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Skadden, Arps, Slate, Meagher & Flom LLP will act as counsel and pass on certain legal matters for the sales agent.

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EXPERTS

The consolidated financial statements of Janus International Group, Inc. as of December 31, 2022 and January 1, 2022 and for each of the three years in the period ended December 31, 2022 incorporated by reference in this Prospectus and in the Registration Statement, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

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